Exhibit 1

eBT International, Inc. Reports Stockholder Approval of

Its Reverse Stock Split

Boston, MA, June 12, 2003—eBT International, Inc. (OTC BB: EBTI) Tuesday held its Annual Meeting of Stockholders in Boston, MA for the purpose of electing directors and amending the Company’s Certificate of Incorporation to effect a 1-for-50 reverse stock split of the outstanding shares of the Company’s common stock, as set forth in the Company’s Proxy Statement dated May 12, 2003.

There were 14,019,262 shares of the Company’s common stock represented at the Annual Meeting in person or by proxy, which is approximately 95.5% of the shares of common stock outstanding and entitled to vote based on the April 25, 2003 record date for the Annual Meeting.

The persons nominated for election as directors were elected and the reverse stock split was approved by the holders of the requisite number of shares. The reverse stock split became effect at 6:00 pm, Eastern time, on June 10, 2003, as the result of filing a Certificate of Amendment to the Company’s Certificate of Incorporation with the Delaware Secretary of State. The exchange agent, EquiServe Trust Company, will send a letter of transmittal to the holders of fractional shares as of June 10, 2003. Stockholders who hold fewer than 50 shares in any discrete account will receive $0.11 for each pre-split share in cash after surrendering their stock certificates to the exchange agent, and as a result will no longer be stockholders of the Company with respect to such shares.

As a result of this reverse stock split, the Company is expected to have fewer than 300 holders of record of common stock, permitting the Company to terminate the registration of its common stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The Company intends to file for termination of such registration as soon as practicable.

About eBT International, Inc.

Prior to May 23, 2001, the Company developed and marketed enterprise-wide Web content management solutions and services. The Company’s stockholders approved a plan of liquidation and dissolution on November 8, 2001, and a certificate of dissolution was filed with the State of Delaware on November 8, 2001. An initial cash liquidation distribution in the amount of $44,055,000 (or $3.00 per share) was returned to stockholders on December 13, 2001. A second cash liquidation distribution in the amount of $4,406,000 (or $0.30 per share) was returned to stockholders on October 30, 2002. It is unlikely that any future liquation distributions will be made to stockholders until final resolution of all matters, including potential indemnification claims related to the restatement of the Company’s financial results for the first three quarters of 1998.

This release contains forward-looking statements with respect to, among other things, the Company’s estimated future distributions to stockholders. Factors that may cause actual results to differ materially from these forward-looking statements include the following: the cost savings benefits associated with the reverse stock split, the costs of liquidation, the resolution of pending claims and known and unknown liabilities which may be assessed, and the amount and timing of payments to stockholders. Please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003 and the Company’s proxy statements dated May 12, 2003 and October 3, 2001 for a description of additional factors that may cause the Company’s actual results to vary materially from those estimated or projected in any such forward-looking statements.

Contact:

Stephen O. Jaeger

eBT International, Inc.

(781) 319-0460

mroth@ebt.com